                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               SUN CITY INDUSTRIES
               (Exact Name of Issuer as Specified in its Charter)

                          Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    866665201
                                 (CUSIP Number)

                               Charles J. Scimeca
                            21610 Deer Point Crossing
                               Bradenton, FL 34202
                                   941-805-3677
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 30, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 866665201

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

   COAST TO COAST EQUITY GROUP
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................
(b) ............................................................................
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3. SEC Use Only
   .............................................................................
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4. Source of Funds

   OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization

   INCORPORATED IN FLODIDA
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                7. Sole Voting Power
Number of                1,000,000.00
Shares          ----------------------------------------------------------------
Beneficially    8. Shared Voting Power..........................................
Owned by
Each            ----------------------------------------------------------------
Reporting       9. Sole Dispositive Power
Person With
                ----------------------------------------------------------------
                10. Shared Dispositive Power....................................
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,000,00.00
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

    0.95
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14. Type of Reporting Person (See Instructions)

    CO
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The reporting person identified on pages 2 through 7 to this Schedule 13D hereby make the following statement (this “Statement”) pursuant to Section 13(d) of the
Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the
“Common Stock”), of Sun City Industries, Inc., a Delaware corporation (the
“Issuer”). The Issuer’s principal executive office is located at 110 Sarasota
Quay, Sarasota, Florida  34236

ITEM 2.   IDENTITY AND BACKGROUND

This Statement is being filed by Coast to Coast Equity Group, Inc., a Florida corporation (the “Reporting Person”), is a public relations, advertising and business consulting company and its principal address is 9040 Town Center
Parkway, Bradenton, Florida 34202.  It was incorporated on February 11, 2003 and its sole officer and director is Charles J. Scimeca.  Mr. Scimeca is a US citizen.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2004 a total of 1,000,000 shares of common stock of Sun City
Industries, Inc. became beneficially owned by the Reporting Person in exchange for $375,000 in cash.  The source of the $375,000 was a loan from George
Frudakis.

ITEM 4.  PURPOSE OF THE TRANSACTION

The purpose of the transaction was to provide Coast to Coast Equity Group with control of the Issuer.  On June 30, 2004, Coast to Coast Equity Group purchased
1,000,000 shares of the common stock of Sun City Industries, Inc., in a private stock purchase agreement from Michael Manion for and in consideration of
$375,000, which funds were loaned to Coast to Coast by George Frudakis.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      At the closing of the purchase agreement, there were 1,056,802 shares of common stock issued and outstanding therefore Coast to Coast Equity
         Group owns approximately 94.6% of the voting securities of Sun City
         Industries.

(b)      Charles Scimeca is the sole director, officer and shareholder of Coast to Coast Equity Group, Inc.

(c)      On June 30, 2004 Coast to Coast Equity Group acquired the shares as described in Item 3 and Item 6 of this Statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER

On April 20, 2004, Sun City Industries, Inc. (“Sun City”) entered into an agreement to acquire all of the authorized issued and outstanding stock of
Yangling Daiying Biological Engineering Co. Ltd. (“YDBE”), a corporation organized under the laws of the People’s Republic of China, in exchange for
34,880,000 shares of the corporation’s common stock which upon issuance will constitute approximately 87.2% of the corporation’s issued and outstanding common stock.

The transaction is being structured as an integrated reverse takeover, which means that the former holders of YDBE’s securities shall obtain voting control over Sun City upon issuance of the 34.88 million shares. Sun City has 1,056,802 shares of common stock issued and outstanding at the present time. The closing has not yet taken place and is subject to the filing of a Form 14C.

Coast to Coast acquired its shares pursuant to a Private Stock Purchase
Agreement with Michael Manion who previously owned 1,000,000 shares of common stock of Sun City.

Coast to Coast has entered into a Consulting Agreement with YDBE where it will, if able to arrange funding of $4 million within four months of the effective date of a registration statement, receive 4,000,000 shares of common stock of
Sun City and 3,000,000 warrants pursuant to a Warrant Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1  Private Stock Purchase Agreement, dated April 4, 2004

Exhibit 10.2  Second Addendum to Private Stock Purchase Agreement, dated
               May 13, 2004

Exhibit 10.3  Consulting Services Agreement, May 14, 2004

Exhibit 10.4  Addendum to Consulting Services Agreement, dated August 3, 2004

Exhibit 10.5  Warrant Agreement, dated May 14, 2004

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2004
------------------
Date

By /s/ Charles J. Scimeca
   --------------------------------
       Charles J. Scimeca, Coast to Coast Equity Group Inc.